

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2022

Dennis Secor
Chief Financial Officer
Guess?, Inc.
Strada Regina 44
Bioggio, Switzerland CH-6934

> **Re: Guess?, Inc.**
> **Form 10-K for the Fiscal Year ended January 29, 2022**
> **Filed March 24, 2022**
> **File No. 001-11893**

Dear Mr. Secor:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended January 29, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
General
Foreign Currency Volatility, page 36

1.　We understand from your various disclosures on pages 13, 15 and 37 that you have operations in Russia which accounted for about 3% of total revenues during the recently completed fiscal year, and that you expect sanctions and export-control measures imposed by the United States, United Kingdom and European Union governments will significantly disrupt your sales in the region, and may prevent you from performing under existing contracts, pursuing new business opportunities, and maintaining adequate insurance coverage for products and facilities.

　　You also explain that such measures could disrupt your supply chain, partners, customers and the operations of your distributor in the region and surrounding regions.

We see that you have disclosures on pages 25, 36 and 55 of your periodic report for the first quarter of your current fiscal year having details of a put arrangement under which you may be required to purchase the minority interest in your Russian subsidiary, and concerning exposure to exchange rate fluctuations involving the Russian rouble, though without details of the specific contracts involved or quantification of exposure.

Given the possibility of material adverse effects, please expand your disclosures to more clearly describe how the Russia-Ukraine conflict may impact your operations. As part of your expanded disclosures, please address the following points:

- Describe the extent to which you have operations, facilities, fixed assets, inventories, business relationships, and transactions within Russia, Belarus, and Ukraine, or with entities or persons related to these countries, including the activities and significance of your subsidiary/joint-venture in Russia and distributor operations in Ukraine.

- Describe the sanctions and trade restrictions that have been imposed on operations within Russia, Belarus, and Ukraine, including related entities or persons, and explain how you have assessed the applicability of such measures to your operations.

- Clarify the nature of any uncertainties associated with positions that you have formulated of being outside the scope of such measures and the implications of any reasonably possible changes in those uncertainties and your positions.

- Quantify the amounts that you have capitalized for assets situated in Russia, Belarus, and Ukraine, and describe the nature of such assets.

- Quantify the amounts that you have capitalized for your investment in the Russian subsidiary/joint-venture and the extent of any guarantees related to its operations.

- Clarify how you have assessed the need for impairment testing of your long-lived assets in Russia, Belarus and Ukraine pursuant to FASB ASC 360-10-35-21 as of April 30, 2022, indicate the results of any such testing, and describe the key assumptions made in arriving at your conclusions, including expectations regarding the possible need to perform in the event the put option is exercised.

- Quantify the amount of any revenue backlog associated with contractual arrangements involving operations in these countries that either have or may become subject to sanctions or trade restrictions, indicate the extent to which such backlog pertains to sales of products or sales of services, and identify the periods over which your contractual obligations were expected to be performed.

- Describe the nature and extent of any direct or indirect reliance on goods or services sourced in Russia, Belarus, and Ukraine, or countries that are supportive of Russia, and the extent of any actual or potential disruptions in your supply chain and business relationships in or having connections to these countries.

- Explain how disruptions to your distributor operations in Russia, Belarus, and Ukraine have impacted your ability to provide services and sell products.

- Clarify with quantifications the scope of assessments made in evaluating the effects of the conflict on your operations, including possible impairments, your foreign currency positions, and any tax related matters.

- Describe any plans to resituate and restore supply and distribution channels that have been disrupted or which are at risk, and the timeframe over which this may occur.

Results of Operations, page 42

2.   Please expand your disclosure to address any known trends, events or uncertainties that have had, or that are reasonably likely to have, a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations, as may be attributable to the inflation risk that you discuss on page 19.

Please clarify the extent to which your revenues and cost of product sales have been or are expected to be impacted by inflation, and discuss any plans that you have to respond to or counter any adverse circumstances.

3.   We note that your disclosure concerning gross profit on page 43 includes commentary on the composition of your cost of product sales measure, indicating the measure reflects *a portion* of distribution costs related to your retail business while excluding distribution costs related to your wholesale operations.

Please describe for us the nature of the costs that you consider to be distribution costs for the retail and wholesale operations and explain your reasons for handling these differently in measuring cost of product sales. Also explain how you calculated the portion of retain business distribution costs attributed to the measure and your rationale.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller, Branch Chief at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation